The NEW Securities and Exchange ***REG-A*** *rules make it possible for YOU to buy shares in startup companies and get in on the ground floor with ARC287BC.*

TWO MILLION SHARES WILL BE AVAILABLE TO YOU

Are you ready to buy shares? Then look no further and Let us build our company together

Do not miss this opportunity to be a part of our team!

We cannot accept any monies until the SEC approves us.

ARCHIMEDES287BC



THE FASTEST, SAFEST AND MOST EFFICIENT BICYCLE IN THE WORLD

THE ARCHIMEDES IS TRULY A GAME CHANGER.

The ARC truly is the next step forward in the evolution of the bicycle. It increases power and speed while at the same time reducing rider fatigue and accidents due to bicycle frame failure. It also enables disabled individuals to ride the bicycle with extreme ease.

INVESTOR OPPORTUNITIES

In 2015 the bike industry grossed 6.1 billion in revenue. If we capture only 5% of the market with our patented technology, conservatively we will bring in $305 million a year in sales just in the USA.

FOR FUTURE INVESTMENT OPPORTUNITIES, RESERVE NOW BY LETTING US KNOW HOW MANY SHARES YOU WOULD LIKE TO PURCHASE IN THE FUTURE

Contact us Now: Ph: 973-595-7775 Fax: 1-866-522-1251 email: wilson@arc287bc.com

For more information and restriction please visit our website: www.Arc287bc.com